Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
ZYSL (BVI) Limited	British Virgin Islands
ZYCL (BVI) Limited	British Virgin Islands
ZYAL (BVI) Limited	British Virgin Islands
ZYNL (BVI) Limited	British Virgin Islands
ZYTL (BVI) Limited	British Virgin Islands
Zhong Yang Securities Limited	Hong Kong
Zhong Yang Capital Limited	Hong Kong